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3/18/02



TC 315

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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**



| SEC FILE NUMBER |
|---|
| 8-52974 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 08/30/00 (Inception) AND ENDING 12/31/01
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Capital Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2200 Ross Avenue, Suite 4575-E
(No. and Street)

| Dallas | Texas | 75201 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael R. Schaps (281) 367-0380
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

| 14175 Proton Rd. | Dallas | TX | 75244 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/21/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Michael Schaps, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Capital Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal
Title

Notary Public


DEBRA M. SALDIVAR
Notary Public, State of Texas
My Commission Expires
December 01, 2003

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FIRST CAPITAL SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE PERIOD FROM AUGUST 30, 2000 (INCEPTION)
TO DECEMBER 31, 2001

FIRST CAPITAL SECURITIES, INC.

CONTENTS



Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC & PRIVATE COMPANIES PRACTICE
SECTION OF AICPA
DIVISION OF FIRMS
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

# INDEPENDENT AUDITOR'S REPORT

Board of Directors
First Capital Securities, Inc.

We have audited the accompanying statement of financial condition of First Capital Securities, Inc., as of December 31, 2001, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the period from August 30, 2000 (inception) to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Capital Securities, Inc., as of December 31, 2001 and the results of its operations and its cash flows for the period from August 30, 2000 (inception) to December 31, 2001 in conformity with U. S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cheshier & Fuller

CHESHIER & FULLER, L.L.P.

Dallas, Texas
February 19, 2002

FIRST CAPITAL SECURITIES, INC.

Statement of Financial Condition

December 31, 2001

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 166,456 |
| Accounts receivable from broker and dealer | 4,424 |
| Clearing deposit | 100,000 |
| Prepaid expenses | 2,311 |
| Furniture and equipment, net of accumulated depreciation of $14,008 | 56,035 |
| | $ 329,226 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Liabilities | |
| Accounts payable | $ 13,427 |
| | 13,427 |
| Stockholders' Equity | |
| Capital stock, 1,500 shares authorized, issued and outstanding without par value | 500,100 |
| Retained earnings (deficit) | (184,301) |
| Total stockholders' equity | 315,799 |
| | $ 329,226 |

The accompanying notes are an integral part of these financial statements.

FIRST CAPITAL SECURITIES, INC.
Statement of Income
For the Period From August 30, 2000 (Inception)
to December 31, 2001

| | |
|---|---|
| Revenues | |
| Commissions and trading profits | $ 84,699 |
| Other income | 10,032 |
| Total revenues | 94,731 |
| Expenses | |
| Payroll expenses | 46,853 |
| Regulatory fees | 12,356 |
| Clearing expenses | 9,944 |
| Commissions expenses | 18,129 |
| Other expenses | 191,750 |
| Total expenses | 279,032 |
| Net income (loss) before income taxes | (184,301) |
| Provision for income taxes | -- |
| Net income (loss) | $ (184,301) |

The accompanying notes are an integral part of these financial statements.

FIRST CAPITAL SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Period From August 30, 2000 (Inception)
to December 31, 2001

| | | |
|---|---|---|
| Balance at August 30, 2000 | $ | -- |
| Increases | | -- |
| Decreases | | -- |
| Balance at December 31, 2001 | $ | -- |

The accompanying notes are an integral part of these financial statements.

FIRST CAPITAL SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Period From August 30, 2000 (Inception)
to December 31, 2001

| | Shares | Capital Stock | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|
| Balance at August 30, 2000 | -- | $ -- | $ -- | $ -- |
| Capital contributions | 1,500 | 500,100 | -- | 500,100 |
| Net income (loss) | -- | -- | (184,301) | (184,301) |
| Balance at December 31, 2001 | 1,500 | $ 500,100 | $ (184,301) | $ 315,799 |

The accompanying notes are an integral part of these financial statements.

FIRST CAPITAL SECURITIES, INC.
Statement of Cash Flows
For the Period from August 30, 2000 (Inception)
to December 31, 2001

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net income (loss) | $ (184,301) |
| Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities: | |
| Depreciation | 14,008 |
| (Increase) in accounts receivable | (4,424) |
| (Increase) in clearing deposit | (100,000) |
| (Increase) in prepaid assets | (2,311) |
| Increase in accounts payable | 13,427 |
| Net cash (used) by operating activities | (263,601) |
| **Cash flows from investing activities** | |
| Purchases of fixed assets | (70,043) |
| Net cash (used) by investing activities | (70,043) |
| **Cash flows from financing activities** | |
| Issuance of common stock | 500,100 |
| Net cash provided by financing activities | 500,100 |
| Net increase in cash | 166,456 |
| Cash and cash equivalents at beginning of period | -- |
| Cash and cash equivalents at end of period | $ 166,456 |

Supplemental Disclosures

| | |
|---|---|
| Cash Paid During the Year for: | |
| Interest | $ -- |
| Income taxes | $ -- |

The accompanying notes are an integral part of these financial statements.

FIRST CAPITAL SECURITIES, INC.
Notes to Financial Statements
December 31, 2001

Note 1 - Summary of Significant Accounting Policies

First Capital Securities, Inc. (the "Company"), is a registered broker/dealer incorporated on August 30, 2000. The Company is a member of the National Association of Securities Dealers ("NASD"). The accompanying financial statements reflect the results of operations and cash flows from August 30, 2000 (inception) through December 31, 2001.

The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer.

Through December 31, 2001, all of the Company's customers have originated from Mexico.

**Management Estimates**

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Differences from those estimates are recorded in the period they become known.

**Cash and Cash Equivalents**

Cash and cash equivalents represent liquid investments with maturities at the date of acquisition of three months or less.

**Cash Concentration**

Cash account balances often exceed the federally insured limit.

**Revenue Recognition**

Security transactions (and related commission revenue and expense) are recorded on a trade date basis.

Note 1 - Summary of Significant Accounting Policies, continued

**Income Taxes**

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

**Furniture and Equipment**

Furniture and equipment are recorded at cost. Depreciation is computed on an accelerated basis over the estimated remaining useful lives of the assets of 5 to 7 years.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had net capital of approximately $256,603 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was .05 to 1 at December 31, 2001. The Securities and Exchange Commission permits a ratio of no greater than 8 to 1 in the first year of operation and 15 to 1 thereafter.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Lease Commitments

The Company leases its office space under a noncancelable lease. Rent expense under this lease was approximately $38,795 during fiscal 2001. At December 31, 2001, the future minimum rental commitments follow:

| Year Ending December 31, | Amount |
|---|---|
| 2002 | $ 36,350 |
| 2003 | 37,804 |
| 2004 | 34,654 |
| Total minimum lease payments | $108,808 |

Note 5 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2001, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 7 - Income Taxes

At December 31, 2001, the Company had a net operating loss carryforward of approximately $159,000 expiring in the year 2016. The Company also has for tax purposes start-up costs of approximately $25,000 which have been capitalized to be amortized over the next four years.

At December 31, 2001, these temporary differences have created a deferred tax asset of approximately $37,000. Realization of this deferred tax asset is dependent on future earnings, if any, the timing and amount of which is uncertain. Accordingly a valuation allowance, in an amount equal to the deferred tax asset has been established to reflect these uncertainties.

Supplemental Information

Pursuant to Rule 17A-5 of the

Securities Exchange Act of 1934

as of

December 31, 2001

**Schedule I**

FIRST CAPITAL SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2001

## COMPUTATION OF NET CAPITAL

| | | |
|---|---|---|
| Total stockholders' equity qualified for net capital | | $ 315,799 |
| Add: | | |
| Other deductions or allowable credits | | -0- |
| Total capital and allowable subordinated liabilities | | 315,799 |
| Deductions and/or charges | | |
| Non-allowable assets: | | |
| Petty cash | $ 850 | |
| Prepaid expenses | 2,311 | |
| Property and equipment | 56,035 | (59,196) |
| Net capital before haircuts on securities positions | | 256,603 |
| Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)) | | -0- |
| Net capital | | $ 256,603 |

## AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Items included in statement of financial condition | |
| Accounts payable and accrued expenses | $ 13,427 |
| Total aggregate indebtedness | $ 13,427 |

**Schedule I (continued)**

FIRST CAPITAL SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2001

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required (12 1/2% of total aggregate indebtedness) | $ 1,678 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 100,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ 100,000 |
| Net capital in excess of required minimum | $ 156,603 |
| Excess net capital at 1000% | $ 255,260 |
| Ratio: Aggregate indebtedness to net capital | .05 to 1 |

## RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

**Schedule II**

FIRST CAPITAL SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2001

## EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Donaldson, Lufkin & Jenrette Securities Corporation

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Period from August 30, 2000 (Inception)
to December 31, 2001



Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC & PRIVATE COMPANIES PRACTICE
SECTION OF AICPA
DIVISION OF FIRMS
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
First Capital Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of First Capital Securities, Inc. (the "Company"), for the period from August 30, 2000 (inception) to December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CHESHIER & FULLER, L.L.P.

Dallas, Texas
February 19, 2002